UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---                ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  x
             ----      ---

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         .)
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[ASUR LOGO  - OMITTED]

                  GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.

                               CALL FOR A MEETING

By resolution of the Board of Directors adopted in the meeting held on April 2, 2003, and pursuant to the provisions of Articles Thirty-sixth and Thirty-seventh and others applicable of the by-laws of the Company and Articles 181 and 183 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles"), the shareholders of Grupo Aeroportuario del Sureste, S.A. de C.V. are hereby called in order to attend to the General Annual Ordinary Shareholders' Meeting, that will take place at 10:00 hours on April 28, 2003, in Blvd. Manuel Avila Camacho No. 40, 6th Floor, Colonia Lomas de Chapultepec, Delegacion Miguel Hidalgo, Zip Code 11000, in Mexico City, Federal District, in order to discuss the following:

                                   A G E N D A
                      ANNUAL ORDINARY SHAREHOLDERS' MEETING

I. Report of the Board of Directors in terms of Article 172 of the General Law of Commercial Companies in connection with the operations and results regarding the fiscal year ended on December 31, 2002; Presentation of the annual report of the Audit Committee regarding its activities as provided by Article 14 Bis 3 of the Securities Market Law ("Ley del Mercado de Valores"); Report of the Statutory Auditor, presentation and if applicable, approval of the individual and consolidated financial statements of the company for the fiscal year ended on December 31, 2002; proposal regarding the application of the results of the fiscal year. Presentation of the Nominations and Compensations Committee. Resolutions thereof.

II. Proposal of the Board of Directors to pay an ordinary dividend in cash arising from the pending application profits balance account for the amount of $0.50 cents (Fifty cents of peso Mexican legal currency) per share, to each one of the Series "B" and "BB" outstanding shares. Resolutions thereof.

III. Appointment and/or ratification of the permanent and alternate members of the Board of Directors and Statutory Auditors. Resolutions thereof.

IV. Resolutions regarding the remuneration to be paid to the permanent and alternate members of the Board of Directors and Statutory Auditors.

V. Resolutions regarding the appointment of the members of the Audit Committee of the Company in accordance with the provisions set forth by Article Thirty-first of the by-laws of the Company.

VI. Appointment of Delegates in order to formalize the resolutions adopted in this Annual Ordinary Shareholders' Meeting. Resolutions thereof.

         The shareholders' in order to have the right to attend to the Meeting shall be duly registered in the Shareholders' Registry Corporate Book of the Company, which will be closed three business days prior to the appointed date for the execution of the Meeting, which means, April 23, 2003.

         In order to have the right to attend to the Meeting, the shareholders' shall deposit their share certificates in the Company's offices previously mentioned, in the S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, or any national or foreign credit institution and present to the Company the corresponding receipt corresponding at the latest within the business day prior to the date of the Meeting and obtain from the same, the admission card and the applications that the shareholders' may use to be duly represented in the Meeting in terms of Article 14 Bis 3 of the Securities Market Law. It is informed to the Brokerage Houses and other financial intermediaries that in order to get the admission cards they shall deliver the list containing the name, address, nationality and number of shares of the shareholders' which they represent.

         The shares to be deposited in the Company by the shareholders' in order to have the right to attend to the meeting, will not be delivered until the meeting has been duly executed, through the receipt issued to the shareholder or attorney in fact for such shares.

         The shareholders may attend the Meeting either personally or could be represented by the person or persons duly empowered by proxy letter signed by two witnesses, through the application in terms of Article 14 Bis 3 of the Securities Market Law or by any other form of representation granted in accordance with law.

         Likewise, it is hereby informed that the supporting documentation that will be the basis for the adoption of the resolutions of the Meeting hereby being called, and the application previously mentioned, will be available for the shareholders' in the domicile of the Secretary of Company fifteen days prior to the date of the execution of the Meeting.



                           Mexico City, April 3, 2003.


                         -----------------------------
                           Alberto de la Parra Zavala
                        Secretary of the board of directors


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Grupo Aeroportuario del Sureste, S.A. de C.V.


                                 By:      /s/ ADOLFO CASTRO RIVAS
                                     -------------------------------
                                              Adolfo Castro Rivas
                                              Director of Finance

Date: April 4, 2003